January 31, 2011

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 3, 2011

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrants response to your comment letter of January 19, 2011.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 8

1.

We note your added risk factor regarding your lack of intellectual property protection on page nine in response to comment four of our letter dated December 17, 2010.  Please clarify the risk of incurring liability due to your lack of intellectual property protection and the effect such liability may have on the company.

Additional disclosure added regarding lack of intellectual property protection.

Use of Proceeds, page 13

2.

We note your response to comment eight of our letter dated December 17, 2010 and reissue that comment in part.    Please describe what specific costs you anticipate will be included in creating garment patterns and prototypes in connection with the line item Product Development and reconcile such costs with your discussion in MD &A starting on page 24 of your proposed milestones.  We also note that you seem to indicate in your revised disclosure in the last paragraph of page 21 that you have not compensated anyone for product development in the past, so it is unclear why you would need to do so going forward.

Any specific costs are not available because we have not engaged a Pattern and Marking company to date. We would need to compensate which ever company we decide to hire moving forward to create the patterns and designs.

3.

In this regard, please also revise footnote two on page 13 and your MD &A to refer to the updated name for the Contractors line item and either eliminate the reference to “includes, but is not be [sic] limited to” or describe what other ways such funds will be applied.    Please also reconcile your disclosure here with your discussion in MD & A under 4-6 Months on page 25 regarding the use of proceeds allocated to this line item to conduct “design work.”

Revised and reconciled.   “includes but not limited to” has been deleted.

4.

We note your response to comment nine of our letter dated December 17, 2010 and reissue that comment in part.    Please revise footnote four on page 13 to describe the amount of funds you will allocate to each marketing strategy.

Revised to detail funding for each strategy.

5.

We reissue comment 11 of our letter dated December 17, 2010.  We note your statement in the last sentence of page 24 regarding possible future expenses being funded  by proceeds from the offering that are currently allocated to Working Capital.  Please revise your disclosure in footnote three on page 13 to include a discussion of this possibility.

Footnote disclosure revised.

Non-Cumulative Voting, page 16

6.

We reissue comment 15 of our letter dated December 17, 2010.  It appears that you continue to refer to cumulative voting rights despite describing non-cumulative voting rights.  Please revise this section as appropriate or advise us as to why you believe cumulative voting rights function in the manner you have described under Nevada law.

References to cumulative voting rights removed.

Description of Our Business, page 17

General

7.

We note your response to comment 17 of our letter dated December 17, 2010 and reissue that comment in part.  Please revise this section to remove remaining promotional disclosure or provide the basis for such disclosure.  For example, we note your statements that you were “the first company to combine denim with cotton spandex” and that your initial product “has the stylish design to attract the 15-20 year old female market…”    both, on page 17.   With respect to the former statement, we note that many companies appear to combine denim and cotton spandex in their jeans and in products commonly known as “jeggings”.

Promotional material removed.

Product Development, page 18

8.

We note your response to comment 20 of our letter dated December 17, 2010 and reissue that comment.  Please provide the basis for your statement in the first paragraph of this section that “[u]tilization of these two time tested popular mediums gives VB Clothing versatility in marketing few other companies are currently experiencing.”

Deleted.

9.  We reissue comment 21 of our letter dated December 17, 2010.   We are unable to locate the revisions that your supplemental response indicates that you made.   In this regard, please provide more detailed disclosure than what is provided in your supplemental response, and avoid the use of jargon such as “marketing buzz.”

Marketing expectations described.

10.

 We note your response to comment 22 of our letter dated December 17, 2010 and reissue that comment in part.    Please revise your discussion under Product Development to describe how you intend on adapting your existing women’s designs into unisex designs.

No longer pursuing unisex designs. Only womens workout apparel.

11.

We note your response to comment 24 of our letter dated December 17, 2010 and reissue that comment in part.   Please provide additional details on your existing development, or plans to develop, designer jeans.    In this regard, we note that your disclosure under Description of Our Business starting on page 17 only discusses the rear cotton spandex stretch panel denim shorts.

Reference to designer jeans deleted.

12.

Your revised disclosure refers to “existing products”.   You do not appear to have existing products.  Please revise.

Revised to remove existing products disclosure.

13.

You refer to your plans to continue to develop designer jeans.  Please disclose the nature and extent of your activities to date regarding this development.

Reference to designer jeans deleted.

Industry Analysis and Competition, page 18

Industry and Trend Analysis, page 18

14.

According to the disclosure, your first design is a denim/spandex short and your anticipated designs relate to “shorts, tops, Tees and hats.”  We do not understand as the focus of this section is denim manufactures and designer jean sales.  Please explain or revise.

Reference to shorts, tops, tees and hats deleted.

15.

We reissue in part comment 26 of our letter dated December 17, 2010.  It is unclear how the revised disclosure in this section supports your claim that the denim industry has has “soaring profits.”

Revised to “is profitable.” Removed denim industries soaring profits as we are no longer pursuing denim.

16.

In this regard, it is also unclear how your description of the mixed performance of what appear to be certain Indian denim fabric suppliers relates to your business or supports your statements regarding the profitability or market for high-end designer jeans.

Revised to note that the corporation is no longer pursuing designer jeans just workout apparel.

17.

Furthermore, revise your disclosure to provide financial metrics in terms of U.S. Dollars and to avoid using foreign terms such as “crore” and “lakh.”

Converted and deleted per question 16.

18.

We reissue comment 28 of our letter dated December 17, 2010.  Please revise your discussion under Industry and Trend Analysis to discuss industry trends in your target markets that may affect your business and any competitors in those markets for your anticipated products.

Increasing sports participation particularly by women, and demand for stylish, functional and versatile sports apparel for women would be a positive affect for the company. In addition, with rapidly aging population, there is a definite emphasis towards healthy lifestyle and activities such as sports, yoga and jogging. This, thereby, offers a strong business case for sports and fitness apparel, and is expected to play an instrumental role in driving future growth. Competitors would be fitness apparel companies like Addidas,Underarmour,Nike etc…

19.

We note your response to comment 30 of our letter dated December 17, 2010 and reissue the comment in part.   Please define the terms “pre-budget age” and “wave buyers” where they first occur in the last paragraph of page 18.   Also, for the sake of clarity, define these terms in the paragraph rather than using footnotes.

Defined within the paragraphs instead of footnotes and also in the last paragraph on page 18.

20.

We note that you have copies the numerical list of your target markets from the section Delineation of the Market Area and Identification of Target Markets, starting on page 19, and included it under Industry and Trend Analysis starting on page 18.     To the extent you retain this approach in the next amendment to your registration statement, please conform your disclosure, as appropriate, between these two sections.

Disclosure conformed.

21.

In this regard, we note that you made certain changes in response to comment 31 of our letter dated December 17, 2010 in the second discussion of College Women on page 19, but not the first discussion found in the first paragraph of that page.   We note similar non-conformity between your paragraphs on Fitness Advocates and Motorcyclists.

Revised for conformity.

Delineation of the Market Area and Identification of Target Markets, page 19

22.

We note your response to comment 33 of our letter dated December 17, 2010 and reissue that comment in part.

Revised to clarify that there is no preliminary offering but that referred to preliminarily offering a package to Harley Davidson.

Marketing, page 20

Online Marketing, page 20

23.

We reissue comment 34 of our letter dated December 17, 2010.  Please revise your discussion of trends in online marketing to update your disclosure to include information from 2010.

No data has been found for 2010 as the year was only recently completed and annual reports do are not released until near the end of the first quarter.

24.

In this regard, we note the removal of your analysis of online retailing from previous years.  To the extent you can provide information on web sales and online retailing over the past few years it is preferable to only providing information for the most recent year.

At this time we have been unable to locate information on the recently concluded 2010.

12 Month Growth Strategy and Milestones, page 20

25.

We note your response to comment 37 of our letter dated December 17, 2010 and reissue that comment in part.  We remain unclear on exactly what you are referring to when discussing vertical apparel markets.  Please revise your fourth bullet point under 7-9 Months on page 21, and elsewhere to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.

Examples of vertical markets added.

26.

Please revise your list of milestones in this section to discuss when you intend to establish relationships with providers of manufacturing, warehousing and distribution outsourcing services.

Revised to indicate that the company will not attempt to establish relationships with providers of manufacturing, warehousing and distribution outsourcing services until the completion of the offering when the company will be able to utilize such services.

Management’s Discussion and Analysis or Plan of Operation, page 24

Proposed Milestones to Implement Business Operations, page 24

27.

We reissue in part comment 42 of our letter dated December 17, 2010.  Please revise your discussion here to also quantify the source of your liquidity since inception.

Revised to disclose that liquidity since inception has been from the sale of common stock.

28.

We reissue in part comment 43 of our letter dated December 17, 2010.  Please clarify whether the $2,000 allocation of proceeds for Product Development as discussed under 0-3 months will be used to pay management for services rendered.

Such funds will not be used to pay management for services rendered and this disclosure has been added.

29.

We note your reference to “viral marketing” under 4-6 Months on page 25. Please revise your discussion under Online Marketing on page 20 to discuss your plans for “viral marketing” including the steps you anticipate as being necessary to bring such a marketing strategy to fruition.

Revised to disclose that the company will hire a marketing company to provide a website, facebook, you tube SEO, branding.

30.

We note your revisions to the second paragraph under 10-12 Months on page 25 regarding how you estimated costs.   Please provide additional details on where you obtained the data for basic website and marketing costs for a small company.   Furthermore, clarify in your amended filing whether any of these costs are derived from information obtained from actual service providers, whether or not you have engaged in negotiations or established a relationship with such providers.

Although no relationships have been established with service providers nor formal negotiations, these estimates are based on rough estimates from talking to a service provider.

Directors, Executive Officers, Promoters and Control Persons, page 26

Anthony Pasquale, President and Chief Executive Officer, page 27

31.

We note your statement in the first paragraph of this section that Mr. Pasquale has been the director of certain privately held companies.  Please revise your discussion of his business background to disclose the names of such companies.

Revised.

32.

We note that you refer to several companies that Mr. Pasquale has worked for such as “24hr fitness” and “anytime fitness” among others.  Please revise your discussion on page 27 to provide the full names of such entities.

Revised.

33.

Please revise your disclosure in this section to clearly indicate when Mr. Pasquale worked at the different businesses described and which position(s) he held during those time periods.  For example, we note that Mr. Pasquale was apparently promoted to “GM” of “24hr fitness” in June 2009 despite only having worked there from December 2002 to September 2005 and having become the co-owner and “GM” of “Lifestyle fitness” in June 2009.

Dates clarified.

34.

Please describe or clarify Mr. Pasquale’s employment, if any, during the period between September 2005 and September 2006.

Revised information provided.

35.

Please revise your disclosure to clarify that Mr. Pasquale has not graduated from the University of Nevada Las Vegas.  Please also disclose when he initially enrolled.

Revised to clarify that Mr. Pasquale has not graduated from the University of Nevada Las Vegas. Enrolled in 2006

Executive Compensation, page 27

36.

We reissue comment 48 of our letter dated December 17, 2010.  Please revise your Summary Compensation Table to follow the format required by Item 402(n) or Item 402(c) of regulation S-K.

Format revised.

37.

We reissue comment 49 of our letter dated December 27, 2010.  We note that you have listed $10,000.00 worth of restricted stock awards in the Summary Compensation Table.  Please revise to provide the aggregate grand date fair value of the restricted stock received by Mr. Pasquale as computed in accordance with FASB ASC Topic 718.

Revised.

Certain Relationships and Related Transactions, page 29

38.

We reissue in part comment 52 of our letter dated December 17, 2010.  Please provide the information required by Item 404(a)(5) with regard to the loan from Mr. Pasquale.

Additional loan information provided.

Other Expenses of Issuance and Distribution, page II-1

39.

We note the footnote added after your tabular disclosure in this section in response to comment 54 of our letter dated December 17, 2010.  Please revise to clarify whether this footnote relates to a particular line item of the table.    If it does not, please revise to simply state your arrangement with Triton Stock Transfer and to discuss any uncertainty that may exist in the total fees to be paid to Triton Stock Transfer at this time.

Revised to state the arrangement with Triton.

Exhibit 23.1

 40.

 We note your response to comment 57 of our letter dated December 17, 2010 but we do not see the revisions made to the consent.  Please have you independent registered public accounting firm consent to the reference to it on page 17 as experts in accounting and auditing.

Revisions and consent attached.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.